May 7, 2019

William Ridenour
Chief Executive Officer
ANGI Homeservices Inc.
14023 Denver West Parkway
Building 64
Golden, CO 80401

       Re: ANGI Homeservices Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed March 1, 2019
           Form 8-K
           Filed February 7, 2019
           File No. 001-38220

Dear Ms. Ridenour:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed February 7, 2019

Q4 2018 Highlights, page 1

1. Your presentation and discussion of certain non-GAAP measures, pro forma revenue,
      Operating Income Excluding Angie's List and Handy transaction-related items, and
      Adjusted EBITDA excluding Angie's List and Handy transaction related items in relation to their respective corresponding GAAP measures, are not consistent with the guidance in
      Q&A 102.10 of the CD&I on Non-GAAP Financial Measures (April 4, 2018). Please
      revise in future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William Ridenour
ANGI Homeservices Inc.
May 7, 2019
Page 2

        You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Kathryn
Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameWilliam Ridenour                       Sincerely,
Comapany NameANGI Homeservices Inc.
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